ARB IOT GROUP LIMITED

2F-09, Pusat Perdagangan IOI

No. 1 Persiaran Puchong Jaya Selatan,

Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia

January 24, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Marion Graham

Re:	ARB IOT Group Limited
Registration Statement on Form F-1
File No. 333-275235

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of ARB IOT Group Limited so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, January 25, 2024, or as soon thereafter as practicable.

Please contact Kevin (Qixiang) Sun of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 101, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours,

ARB IOT Group Limited

By:	/s/ Dato’ Sri Liew Kok Leong
Name:	Dato’ Sri Liew Kok Leong
Title:	Chief Executive Officer

cc: Kevin (Qixiang) Sun, Bevilacqua PLLC